August 12, 2005

Mail Stop 4561

Timothy H. Callahan
President and Chief Executive Officer
Trizec Properties, Inc.
10 S. Riverside Plaza Suite 1100
Chicago, IL 60606

Re:	Item 4.02 Form 8-K
	Filed August 4, 2005
	File No. 001-16765

Dear Mr. Callahan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.


Form 8-K

1. Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the periods covered by your Forms 10-Q for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004 and for the period covered by your Form 10-K for the year ended December 31,
2004 in light of the material error you have disclosed. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year end December 31, 2005.
2. Please tell us how you determined that it would be appropriate to correct the errors noted in your Item 4.02 8-K in your 2005 first, second and third quarter Forms 10-Q rather than amending your 2004 first, second and third quarter Forms 10-Q.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


Please provide the supplemental information requested above within
5
business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.

      Any questions regarding the above should be directed to me at
(202) 551-3438.

							Sincerely,


							Robert F. Telewicz, Jr.
							Staff Accountant
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Timothy H. Callahan
Trizec Properties, Inc.
August 12, 2005
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